

W. Blazer Holdings, LLC.

Confidential Private Placement Memorandum

May 17, 2016

Control Copy Number: ________________________

Issued to: ____________________________________

This Private Placement Memorandum is confidential and contains proprietary information. Neither the Private Placement Memorandum nor any of the information contained herein may be reproduced or disclosed to any person under any circumstances without express written permission of W. Blazer Holdings, LLC.

W. BLAZER HOLDINGS, LLC.

100,000 Membership Units ($500,000)

This Confidential Private Placement Memorandum (the "**Memorandum**") has been prepared for use on a confidential basis by selected accredited investors in connection with the private placement (the "**Offering**") of a maximum of 100,000 Membership Units (the "**Units**") of W. Blazer Holdings, LLC (the "**Company**"), a Pennsylvania limited liability company, at a price of fifty dollars ($5.00) per Unit.

The Units have not been registered under the Securities Act of 1933, as amended (the "**1933 Act**"), and the Offering is being made pursuant to certain exemptions from the registration and qualification requirements of certain federal and state securities laws.

THIS MEMORANDUM IS BEING FURNISHED ON A CONFIDENTIAL BASIS TO SELECTED QUALIFIED INVESTORS SOLELY FOR THE PURPOSE OF EVALUATING AN INVESTMENT IN THE MEMBERSHIP UNITS OF THE COMPANY. ANY REPRODUCTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DISCLOSURE OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. ACCEPTANCE OF THIS MEMORANDUM BY PROSPECTIVE INVESTORS CONSTITUTES AN AGREEMENT TO BE BOUND BY THE FOREGOING TERMS AND TO KEEP PERMANENTLY CONFIDENTIAL ALL INFORMATION CONTAINED HEREIN. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THE COMPANY OR THE OFFER OF THE UNITS OTHER THAN THE INFORMATION CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS/HER/ITS OWN ADVISORS AS TO LEGAL, TAX, FINANCIAL AND RELATED MATTERS CONCERNING AN INVESTMENT IN THE UNITS.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE SECURITIES OFFERING CONTEMPLATED HEREBY, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED BY ANY U.S. FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE 1933 ACT, OR ANY STATE, BLUE SKY, OR OTHER SECURITIES LAWS, AND WILL BE OFFERED AND SOLD FOR INVESTMENT ONLY TO A LIMITED NUMBER OF QUALIFYING RECIPIENTS OF THIS MEMORANDUM PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT PROVIDED BY SECTION 4(2) THEREOF AND RULE 506 OF REGULATION D PROMULGATED THEREUNDER, AND IN COMPLIANCE WITH ANY APPLICABLE STATE OR OTHER SECURITIES LAWS. THE UNITS MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND ANY APPLICABLE STATE OR OTHER SECURITIES LAWS, PURSUANT TO THEIR REGISTRATION OR AN EXEMPTION THEREFROM. THE TRANSFERABILITY OF THE UNITS WILL BE FURTHER RESTRICTED BY THE TERMS OF THE SUBSCRIPTION AGREEMENT FOR THE UNITS, THE MEMBERS AGREEMENT, AND THE LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY (THE "LLC AGREEMENT"). ACCORDINGLY, INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF AN INVESTMENT IN THE UNITS FOR AN INDEFINITE PERIOD OF TIME. THERE WILL BE NO PUBLIC MARKET FOR THE UNITS, AND THERE IS NO OBLIGATION ON THE PART OF THE COMPANY OR ANY PERSON TO REGISTER THE UNITS UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS.

THIS MEMORANDUM HAS BEEN PREPARED BY THE COMPANY FROM MATERIALS AND INFORMATION SUPPLIED BY THE PRINCIPALS AND FROM THIRD PARTY AND OTHER SOURCES AND HAS BEEN REVIEWED BY THE COMPANY. WHILE THE INFORMATION CONTAINED HEREIN IS BELIEVED TO BE ACCURATE, THE COMPANY HAS NOT CONDUCTED ANY INVESTIGATION WITH RESPECT TO SUCH THIRD PARTY INFORMATION, AND THE COMPANY EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY FOR REPRESENTATIONS, EXPRESSED OR IMPLIED, CONTAINED IN, OR FOR OMISSIONS FROM, THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED TO ANY OFFEREE, INVESTOR, OR INTERESTED PARTY IN THE COURSE OF THEIR EVALUATION OF THE OFFERING.

EXCEPT WHERE OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS MEMORANDUM HAS BEEN COMPILED TO THE EXTENT PRACTICABLE THROUGH THE PERIOD ENDING DECEMBER 31, 2015 FROM SOURCES BELIEVED BY THE COMPANY TO BE RELIABLE. THERE IS NO OBLIGATION TO UPDATE THIS MEMORANDUM. UNDER NO CIRCUMSTANCES SHOULD THE DELIVERY OF THIS MEMORANDUM THEREAFTER CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OR PROSPECTS OF THE COMPANY SINCE SUCH DATE. THE UNITS ARE OFFERED SUBJECT TO PRIOR SALE AND SUBJECT TO THE RIGHT OF THE COMPANY TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART.

AN INVESTMENT IN MEMBERSHIP UNITS OF THE COMPANY INVOLVES A HIGH DEGREE OF RISK, DUE, AMONG OTHER THINGS, TO THE NATURE OF AN EMERGING BUSINESS. *SEE "RISK FACTORS."* INVESTORS SHOULD HAVE THE KNOWLEDGE,

FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT THE RISKS AND LACK OF LIQUIDITY THAT ARE CHARACTERISTIC OF THE INVESTMENT DESCRIBED HEREIN.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED OR DETERMINED THE ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.   THESE SECURITIES MAY BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND STATE SECURITIES LAWS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

For Residents of States Listed Within this Legend:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAW OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES LAWS OF NEW YORK, NEW JERSEY, NEW HAMPSHIRE, FLORIDA, CONNECTICUT AND CALIFORNIA. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF FOR VALUE EXCEPT PURSUANT TO REGISTRATION, EXEMPTION THEREFROM OR OPERATION OF LAW. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

For New York Residents:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND FROM EXEMPTION FROM REGISTRATION UNDER THE SECURITIES LAW OF NEW YORK. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF FOR VALUE EXCEPT PURSUANT TO REGISTRATION, EXEMPTION THEREFROM OR OPERATION OF LAW. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATIVE TO THE CONTRARY IS UNLAWFUL.

For New Jersey Residents:

THIS OFFERING IS MADE IN RELIANCE UPON NEW JERSEY STATE SECURITIES STATUTES. THE NAMES, ADDRESSES, AND NUMBER OF UNITS AND AMOUNT PAID WILL BE FILED WITH THE STATE OF NEW JERSEY WITHIN 15 DAYS OF THE CLOSE OF THIS OFFERING. THE ATTORNEY GENERAL OF THE STATE OF NEW JERSEY HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY FILING OF THIS OFFERING DOCUMENT WITH THE BUREAU OF SECURITIES DOES NOT CONSTITUTE APPROVAL OF THE ISSUE OR THE SALE THEREOF BY THE BUREAU OF SECURITIES OR THE DEPARTMENT OF LAW AND PUBLIC SAFETY OF THE STATE OF NEW JERSEY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

For Connecticut Residents:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER SECTION 36-485 OF THE CONNECTICUT UNIFORM SECURITIES ACT, AS AMENDED, AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER SUCH ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKING COMMISSIONER OF THE STATE OF CONNECTICUT NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ANY OFFER OR SALE OF A SECURITY IN A TRANSACTION (OTHER THAN AN OFFER OR SALE TO A PENSION OR PROFIT SHARING TRUST OF THE ISSUER) MUST MEET THE FOLLOWING CRITERIA: SALES ARE NOT MADE TO MORE THAN 35 PERSONS (EXCLUDING ANY OFFICER, DIRECTOR, OR AFFILIATE OF THE ISSUER AND ANY PURCHASER WHO THE COMMISSIONER DESIGNATES BY RULE); ALL PERSONS (NOT INCLUDING THOSE PURCHASERS DESCRIBED BELOW WHICH ARE EXCLUDED FROM THE COUNT OF 35) MUST HAVE A PRE-EXISTING RELATIONSHIP WITH THE OFFEROR OR ANY OF ITS PARTNERS, OFFICERS, DIRECTORS, OR CONTROLLING PERSONS, , OR BY REASON OF THEIR BUSINESS OR FINANCIAL EXPERIENCE OR THE BUSINESS OR FINANCIAL EXPERIENCE OF THEIR PROFESSIONAL ADVISORS WHO ARE UNAFFILIATED WITH AND WHO ARE NOT COMPENSATED BY THE ISSUER OR ANY AFFILIATE OR SELLING AGENT OF THE ISSUER, COULD BE REASONABLY ASSUMED TO HAVE THE CAPACITY TO PROTECT THEIR OWN INTERESTS IN CONNECTION WITH THE TRANSACTION. THE PURCHASER MUST REPRESENT THAT HE IS PURCHASING FOR HIS OWN ACCOUNT (OR A TRUST ACCOUNT IF HE IS A TRUSTEE) AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH THE OFFER AND SALE OF THE SECURITY; AND NO ADVERTISING IS USED IN CONNECTION WITH THE OFFER AND SALE OF THE SECURITY. A NOTICE, CONSENT TO SERVICE OF PROCESS, AND A FILING FEE MUST BE FILED WITH THE COMMISSIONER NO LATER THAN 15 CALENDAR DAYS AFTER THE FIRST SALE OF A SECURITY IN THIS STATE. IF IN CONNECTION WITH THE TRANSACTION THE ISSUER IS FILING A NOTICE WITH THE SECURITIES AND

EXCHANGE COMMISSION PURSUANT TO REGULATION D, THE NOTICE TO CONNECTICUT MAY BE A COPY OF THE FORM FIRST FILED PURSUANT TO REGULATION D. OTHERWISE, THE NOTICE SHALL BE IN THE FORM SPECIFIED IN RULE 260.102.14 OF THE CONNECTICUT CODE, AS AMENDED. NO NOTICE IS REQUIRED IF NONE OF THE SECURITIES ARE PURCHASED.

For Florida Residents:

THE SECURITIES BEING OFFERED HAVE NOT BEEN REGISTERED WITH THE FLORIDA DIVISION OF SECURITIES. AS REQUIRED BY SECTION 517.061(11)(A)(5) OF THE FLORIDA SECURITIES ACT, AS AMENDED, YOU ARE HEREBY NOTIFIED THAT IF SALES ARE MADE TO FIVE OR MORE FLORIDA PURCHASERS, EACH SALE IS VOIDABLE BY THE PURCHASER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER OR WITHIN THREE DAYS AFTER AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

For New Hampshire Residents:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER NEW HAMPSHIRE RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE NEW HAMPSHIRE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO ANY PROSPECTIVE OFFEREE, PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

For California Residents:

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE CALIFORNIA SECURITIES LAWS. THE PURCHASER OF THESE UNITS HAS REPRESENTED THAT HE OR SHE PURCHASED THEM FOR HIS OR HER OWN ACCOUNT OR FOR A TRUST ACCOUNT, IF THE PURCHASER IS A TRUSTEE, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE.

FORWARD-LOOKING STATEMENTS

THIS MEMORANDUM CONTAINS FORWARD-LOOKING STATEMENTS THAT DESCRIBE THE COMPANY'S BUSINESS PROSPECTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, RAPID TECHNOLOGY CHANGES,

REGULATORY UNCERTAINTY, LEVEL OF DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES, PRODUCT ACCEPTANCE, INDUSTRY WIDE COMPETITIVE FACTORS, TIMING OF COMPLETION OF MAJOR EQUIPMENT PROGRAMS AND POLITICAL, ECONOMIC OR OTHER CONDITIONS. FURTHERMORE, MARKET TRENDS ARE SUBJECT TO CHANGES THAT COULD ADVERSELY AFFECT FUTURE RESULTS. REFERENCE SHOULD BE MADE TO THE *"RISK FACTORS"* SECTION OF THIS MEMORANDUM FOR ADDITIONAL DISCUSSION CONCERNING SUCH RISKS AND UNCERTAINTIES.

(The remainder of this page is intentionally left blank.)

SUMMARY OF OFFERING TERMS

Securities Offered:	W. Blazer Holdings, LLC, a Pennsylvania limited liability company (the "Company") is offering (the "Offering") up to 100,000 Membership Units (the "**Units**"), for a purchase price equal to $5.00 per Unit (the "Offering Price"). For a more detailed description of the Units and the specific rights and obligations pertaining thereto, please see the subsection below entitled "Description of the Units."
Subscription Proceeds:	The gross proceeds to the Company of the Offering will be $500,000 if the maximum number of Units are sold. It is anticipated that the expenses of the Offering will be approximately $50,000 if the maximum number of Units are sold.
Units Outstanding:	Upon completion of this Offering, assuming the sale of the maximum number of Units offered hereunder, the Company will have 600,000 Membership Units issued and outstanding. Please refer to Capitalization Table on page 21 for a complete description of outstanding Units.
Use of Proceeds:	Upon completion of this Offering, the Company will receive net proceeds of up to approximately $450,000, after deduction of estimated fees and expenses of this Offering, assuming the maximum number of Units are subscribed for. The proceeds will be used for capital expenditures, product development, marketing and general working capital.
Termination Date:	This Offering will terminate on the date the maximum number of Units offered hereby are sold. The Company reserves the right to withdraw the Offering at any time.

Sales to Investors: The Offering of the Units hereby has not been registered
                               under the Securities Act and the Units are being offered
                               in reliance upon new exemptions added by the JOBS act
                               under Section 4(a)(6) of the Securities Act and the
                               provision of Regulation CF promulgated thereunder.
                               Final sales of the Units will be made only to investors
                               meeting the criteria defined in Section 4(a)(6) of
                               Regulation CF promulgated under the JOBS Act (and as
                               verified on the basis of the signed Investor Questionnaire
                               described below), and shall be effected by an offeree's
                               execution and delivery of, and the Company's acceptance
                               and execution of, the following documents and
                               agreements (as more fully described below):

                               (1)   Subscription Agreement between the Company
                               and each purchaser of Units (including various rights,
                               obligations and representations of each of the offerees
                               and the Company) (a "Subscription Agreement");
                               (2)   Investor Questionnaire;
                               (3)   Amended and Restated Limited Liability
                               Company Operating Agreement of the Company; and
                               (4)   Members' Agreement by and among all holders of
                               Units

Method of Distribution: The Units are being offered on a "best efforts" basis by
                               officers of the Company. The Board of Directors of the
                               Company may authorize Units to be offered through one
                               or more designated broker-dealers who are members of
                               the National Association of Securities Dealers, Inc.
                               ("NASD") under the terms of such distribution
                               agreements as may be negotiated between the Company
                               and such broker-dealer(s). If the Company determines
                               not to accept a subscription, all monies received with
                               respect to that subscription will promptly be refunded to
                               the subscriber without interest and without any
                               deduction for commissions or expenses related to the
                               Offering.

Risk Factors: The Units offered hereby are highly speculative and involve a high degree of risk and, therefore, should not be purchased by investors who cannot afford the loss of their entire investment. Before subscribing for any of the Units, Prospective investors should carefully review and consider the factors set forth under the section entitled *"Risk Factors"* below, as well as the unaudited Financial Statements of the Company and the other information and disclosures contained herein.

DESCRIPTION OF THE UNITS

Each holder of Units shall have the following rights and obligations which, along with certain restrictions and conditions set forth in the Limited Liability Company Operating Agreement (the "LLC Agreement") and the Members' Agreement by and among all holders of Units (the "Members' Agreement"), the form of which agreements are included as exhibits to this Memorandum:

Voting Rights

Each holder of Units shall be entitled to one vote for each Unit held at any duly-called meeting of Members or in a written consent of Members in accordance with the LLC Agreement. Accordingly, the approval of at least 66% of the issued and outstanding Units shall be required for the Company to take any of the following actions:

(a)   Enter into any definitive agreement for (i) the sale or transfer of all or substantially all of the assets of the Company or any material subsidiary, or (ii) any merger, consolidation or recapitalization, or (iii) any sale or exchange of Units in an arm's length transaction or series of related transactions, in which the holders of 51% of the issued and outstanding Units immediately before the closing of such transaction would not be the holders of 51% of the issued and outstanding Units (in the Company or in the surviving company) immediately after the closing of such transaction;

(b)   Authorize or issue, or reclassify any existing Units into, any Units or other equity securities of the Company ranking senior to the Units issued pursuant to the Subscription Agreement (with respect to the rights of such Units set forth therein and in the Members Agreement);

(c)   Amend, restate or repeal the LLC Agreement or the Members Agreement, or any term or provision thereof, in a manner which materially and adversely affects any holder of Units issued pursuant to a Subscription Agreement; or

(d)   Dissolve, cancel the Certificate of or wind up the Company.

Preemptive Rights

In order to maintain its percentage ownership interest in the Company on a fully-diluted basis, each holder of Units shall be entitled to participate in any subsequent offering of Units or other equity securities of the Company (with the exception of the Company's grant of certain options, warrants and profits interests specified in the Members' Agreement) by purchasing such holder's pro rata share of such additional Units or other equity securities at the offering price thereof established or agreed to by the Company.

Information Rights

The Company will deliver to holders of Units unaudited annual financial statements within 30 days after the end of each fiscal year (ending December 31).

Transfer Restrictions

The Units shall be subject to certain conditions and restrictions with respect to sale, assignment or transfer of Units as set forth in the Members' Agreement, which conditions and restrictions shall be referenced in a securities legend imprinted on the back of the Certificates representing the Units to be delivered to purchasers thereof.

(The remainder of this page is intentionally left blank.)

THE COMPANY

History

W. Blazer Holdings, LLC was founded in 2006 by Jason Matthews. With real estate engineering and consulting experience spanning more than 20 years, the principals of W. Blazer have grown The Company into an award winning land, engineering and environmental services firm providing a full spectrum of services to oil and gas, energy utility, aviation, and other commercial clients.

Over the last 3.5 years, W. Blazer gross revenues have grown to $3.5million, derived from diversified energy categories such as upstream, midstream, downstream, and electric transmission and distribution. The Company is headquartered in Pittsburgh, PA with additional offices located in Houston, TX and New Orleans, LA.

Mission

> *W. Blazer's mission is to become the largest independent land services, engineering, and facilities services company in the U.S. by maintaining ongoing customer service excellence, by generating expanded relationships within the energy, utilities, and real estate sectors, and by providing growth and advancement opportunities for professionals who seek to be involved in an excellent working environment.*

Business Model

W. Blazer's core capabilities cover a wide spectrum of land services, engineering services, environmental services, and facility services. The Company's business model encompasses a teaming alliance strategy in which partnerships with select larger firms provide resources, national capacity, and industry expertise that is managed daily by W. Blazer. While this model is widely accepted in energy procurement, W. Blazer self-performs a vast amount of the scope. In addition, the W. Blazer operational directors, estimators, and lead project managers round out the strategic front with legal/compliance proficiency and significant experience in the energy industry. The current approach allows the Company to control operating costs in a very efficient manner and achieve a 30% gross profit margin.

W. Blazer acts as a lead consultant for the contracts that are procured. For long term fixed payment contracts, (for example- a 5 year land management contract with fixed monthly payments) the Company may add to staff and deploy in house personnel to perform the work, while for more flexible payment terms and shorter term contracts W. Blazer teams-up with sub-contractors for certain portions of the work. All projects are owned and managed by W. Blazer.

Lines of Business

Real Estate

W. Blazer has key expertise in real estate development, including facilities work, ground-up development, construction, renovations, maintenance, equipment upgrades and various other disciplines. The Company and its principals have been involved in many large projects, including development of convention centers, stadiums, hotels, dorms, apartments, retail strip malls and other commercial projects.

Energy Services

The Company also has extensive experience in energy related projects such as pipelines, oil and gas drilling, and land services work. This includes activities related to the permitting process, such as ownership and right of way research and acquisition, environmental and land engineering work, land and surface rights research and acquisition, and regulatory approvals etc. The Company has been involved in many different portions of energy projects such as these up to and including the actual well pad and pipeline design etc.

Certified Minority Business

W. Blazer is a certified minority-owned firm with deep relationships within the National Minority Supplier Development Council (NMSDC) and the American Association of Blacks in Energy (AABE). These two groups represent over 500 of America's largest public and privately-owned global companies who look to allocate a sizable percentage of their yearly spend among qualified diverse and minority suppliers. W. Blazer has successfully utilized long term relationships within the NMSDC to gain beneficial client introductions with many large organizations, such as CenterPoint Energy, United Airlines, Entergy, TransCanada, and Shell (just to name a few).

Company Management has also authored inclusion manuals on supplier diversity and created plans for corporate vendor diversity programs, both of which increase the visibility of W. Blazer and distinguishes the firm as a leader within the supplier diversity community.

Contract procurement

While predominantly closed to emerging firms, the energy sector has a very high "barrier to entry". The principals' pre-existing relationships within the NMSDC, coupled with a commitment to quality and customer service, have proven to be a vital differentiator. Management's 16 year contract procurement background along with its intrinsic knowledge of successful practices within the supplier inclusion space formulates the primary marketing strategy, and has resulted in multiple MSAs and contracts.

Within the energy and utility industry major corporate clients have 2-3 year project cycles. It is rare that W. Blazer will bid on every service every year. Project upgrades and certain maintenance work often have specific cycles, and W. Blazer has a distinct advantage when bidding on projects previously performed by the Company. Through continuous communications with clients, the Company keeps abreast of scheduling and upcoming contracts and begins early presentations to key corporate contacts to facilitate the contract award. Time frames for certain capital project awards may take up to a year to get started, however during this timeframe Management works with partners planning the deployment of third party expertise depending on the contract requirements.

Project Sampling

The following is a small sampling of projects performed over the past few years:

Project	Services
 Allegheny County Airport Project CNX 2013 - Current	Performing on Land Services LSA for abstracting due diligence to support CNX and contracted law firms title review
 Utica Shale EQT - Ohio division 2013 - 2013	Performed on Land Services MSA for abstracting due diligence to support EQT in preparation for land trade deal

 Marcellus Shale EQT - WV division 2014 - 2015	W. Blazer Right of Way contractors performed on Land Services MSA
 Marcellus Shale EQT - PA division 2012 - 2015	Performed on Engineering MSA to design well pads, access roads, and temporary water lines. Also prepared environmental permits and conducted wildlife studies
 Civic Arena Redevelopment Site Pittsburgh, PA 2009 - current	Performed on following: Economic Development Strategy, Interested Parties Process, Hill District Master Plan, and Development Growth Fund. Currently working as member of Councilman Lavelle's Working Group.
 DEA Building Institutional RE Fund Manager Lorton, Virginia 2012	Performed procurement and operational analysis of GSA leased building

 Pittsburgh Penguins Hockey Club Consol Arena, Pittsburgh, PA 2010-2012	Performed supplier inclusion consulting, prepared diverse spend analysis and supplier diversity manual
 Pittsburgh Cultural Trust Pittsburgh, PA 2012	Performed sustainability analysis to determine strategy of energy efficiency and utility recommendations for theaters
 CenterPoint Eergy Houston TX 2015	General Surveying and Related Services
 United Cargo Dulles Airport Dulles VA 2015 - Current	Architectural and Engineering Services for Facilities Upgrade

Awards

The company has been awarded as Minority Supplier of the Year in 2013 by western pa minority development council and its CEO named a Finalist for Ernst &

Young's 2015 Entrepreneur of the Year. W. Blazer has been heralded by senior executives as "a supplier that brings value and solutions."

Competition

W. Blazer's competition are primarily regional engineering and consulting companies that have legacy relationships with corporate clients. Because of the challenges breaking into lines of business where long-term relationships exist, the Company has successfully used the diversity strategy to gain market share even when legacy relationships are in place. Management is also concentrating on growth opportunities to offset legacy deals.

It should be noted that corporate clients monitor the amount of contract awards to any one firm. (This may trigger audit issues for corporations.) This provides a built-in opportunity to secure new business.

Clients

The following is a small sampling of clients:

EQT

EQT Corporation is a petroleum and natural gas exploration and pipeline company headquartered in EQT Plaza in Pittsburgh, Pennsylvania. It's annual revenue was $2.3 Billion in 2015, and is one of the largest midstream and production companies in the Appalachian Basin.

CONSOL Energy

CONSOL Energy is an American energy company with interests in coal and natural gas production headquartered in the suburb of Cecil Township, in the SouthPointe complex, just outside Pittsburgh, Pennsylvania. Consol Energy is the leading producer of high-BTU bituminous coal in the United States and the U.S.'s largest underground coal mining company. As of 2011, Consol had 4.4 billion tons of proven reserves, mainly in northern and central Appalachia and produced nearly 64 million tons of coal in 2010. The company has natural gas reserves totaling 3.7 trillion cu. ft. as of 2011 and employs more than 8,800

Shell Oil

Shell Oil is a Anglo-Dutch multinational oil and gas company headquartered in the Netherlands and incorporated in the United Kingdom. It is one of the world's most valuable companies, it is the 7th largest company in the world as of 2015 in terms of revenue, and one of the six oil and gas "supermajors".

CenterPoint Energy

CenterPoint Energy is a Fortune 500 electric and natural gas utility serving several markets in the U.S. states of Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas. It's annual revenue was $8.1 billion in 2013 and is based in Houston Texas.

Peoples Gas

Peoples Gas today is the natural gas delivery supplier to approximately 830,000 residential, commercial and industrial customers in Chicago area. Peoples Gas currently has approximately 1,500 employees. It is a subsidiary of Integrys Energy Group, a $9.1 billion energy conglomerate based in Chicago Ill.

United Airlines

United is a major American airline headquartered in Chicago Ill. It is the world's second largest airline. United operates a comprehensive domestic and international route network, and has significant presence in the Asia-Pacific region. Revenues were over $24 billion in 2015.

TransCanada

TransCanada Corporation is a major North American energy company based in Calgary, Alberta. It is one of the continent's largest providers of gas storage and related services with approximately 407 billion cubic feet of storage capacity. TransCanada also owns, or has interests in, approximately 11,800 megawatts of power generation. Revenues were over $10 billion in 2014.

Marketing and Expansion

Over the next 15 years, federal government mandated utility upgrades will require expenditures of literally trillions of dollars in contracts nationwide. Many NMSDC corporate members have historically awarded more than 30 percent of their contracts to diverse firms. W. Blazer will continue to use the NMSDC and AABE organizations to curate relationships for the Company and develop a growing network of decision makers through which Management can interact and grow the business. Monthly events with sponsored by these organizations provide networking opportunities that provide a constant flow of contracts and relationships. The NMSDC advocates for diverse suppliers and enables a flow of business without W. Blazer sales people reaching out one to one.

Also Management plans to take advantage of certain divestitures by major corps and other service related businesses that are available for acquisition. It is a secondary growth strategy for the Company to use some of the proceeds of this offering to identify candidates and acquire certain companies that can add to the business of W. Blazer. There are dozens of opportunities available on a regular basis which can add significantly to the revenues of the company over the next 5 years. In addition, this strategy assists with the Company's economies of scale by increasing legacy relationships and reducing costs through the streamlining of redundancies where possible. The result will be a lean organization with many multiples of revenues at its base.

W. Blazer Management

CEO and Founder: Jason Matthews
Jason is an experienced Project Management Consultant with 18 years direct experience on large scale projects, encompassing multidisciplinary approach to execution strategies. His concentration is in strategic planning, due diligence, and capital identification/structure for government, corporate, and private clientele. Jason is a competent presenter and negotiator, and has a great deal of experience in working with engineers, planners, land management, designers and regulatory agencies.

Vice President Operations: Doug Dorsey
A talented real estate professional with 22 years experience, comprising skill set and competence in both the multifamily & residential arenas, and the ability to offer additional legal perspectives as a former practicing attorney with both litigation and transactional experience obtained while working within large law firm environments. For W. Blazer provides operational management for all divisions in addition to real estate asset management, development due diligence, contract administration, RFQ writing, reporting, and other compliance responsibilities. Project experience asset sizes range from 180,000-300,000 sq. ft. and involve office, industrial, and multifamily sites.

Organization

To date, W. Blazer Holdings, LLC has been staffed by a small, highly skilled group of experienced professionals who designed the technical and procedural systems needed to enable cost efficient marketing, engineering, production and delivery. The core team was kept deliberately lean, devoting all resources to the development, introduction and initial sale of services and ongoing management of client needs.

Going forward, it is the Company's intention to build and operate the organization in a way that maintains focus on its intellectual capital, its key expertise and its competitive advantages, and not become distracted or constrained by building capabilities in non-strategic areas. Accordingly, the Company will outsource certain service functions to proven suppliers.

Financials

The operating economics of the business are most attractive. Gross margins are estimated to be in excess of xx and EBITDA margins are estimated to be almost xx% by year 3. W. Blazer expects to generate positive net income in 2016.

Pro forma Financials

The following summary statements are included and are available for viewing in a separate Excel Workbook File:

- 2015 - 2018 Business Development Schedules:

    o Plan Cash

    o Plan Profit

    o Plan Business Development

    o Balance Sheet

    o Equity Model

    o Staffing and Compensation Model

THE OFFERING

Subscription Delivery Procedures

Persons desiring to purchase Units (each, an Offeree") must first complete, sign and deliver to **W. Blazer Holdings, LLC, 2605 Nicholson Rd. , Suite 5200. Sewickley, PA 15143**, (the Company) the following agreements and documents, which must be signed and completed to the Company's satisfaction:

  (1) The Subscription Agreement between the Offeree and the Company ("Subscription Agreement"), including a signed and completed Investor Questionnaire, the form of which is contained in the Subscription Booklet attached hereto;

  (2) The Limited Liability Company Operating Agreement of the Company (the "LLC Agreement"), by and among all of the members of the Company, the form of which is attached hereto;

  (3) The Members' Agreement by and among all of the members of the Company (the "Members' Agreement");

  (4) A copy of the check or wire transfer confirmation sent to the Company in accordance with the instructions following this paragraph; and, if applicable,

In addition to the foregoing documents, each offeree must deliver to W. Blazer Holdings, LLC, a wire transfer of immediately available funds or a good check for the full purchase price of the Units for which the offeree has subscribed. Checks should be made payable to: "W. Blazer Holdings, LLC."

Notwithstanding any of the foregoing provisions or instructions to the contrary (or an offeree's compliance therewith), please note that any and all subscriptions are irrevocable, and are voidable by the Company in its sole discretion, from the time received until the end of the offering period set forth herein.

EACH OFFEREE SHOULD CAREFULLY READ AND INDEPENDENTLY EVALUATE THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM AND THE ACCOMPANYING APPENDICES, INCLUDING WITHOUT LIMITATION, THE SUBSCRIPTION AGREEMENT, MEMBERS AGREEMENT AND LLC OPERATING AGREEMENT, WHEN DETERMINING WHETHER TO INVEST IN THE UNITS OFFERED HEREBY.

Acceptance or Rejection of Subscriptions

Subscription Agreements are not binding on the Company until accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole discretion, any subscription or to allot a lesser number of Units than the number for which a person has subscribed. In addition, the Company, in its sole discretion, may accept subscriptions for partial units.

If the Company rejects all or a portion of any subscription, the Company will instruct the Escrow Agent to promptly mail to the subscriber a check for all, or the appropriate portion, of the amount submitted with such subscriber's subscription, without interest or deduction for expenses. After all refunds have been made, the Escrow Agent, the Company and their respective directors, officers and agents will have no liability whatsoever to such subscriber.

Investor Suitability Standards

Investment in the Units offered hereby involves a high degree of risk and is suitable only for persons having substantial financial resources who can afford to bear the economic risk of their investment for an indefinite period, including the risk of complete loss of such investment, who have no need for liquidity in the investment and who understand the long-term nature, tax consequences and risk factors associated with the investment. See "RISK FACTORS."

The Units are being offered without registration under the 1933 Act, pursuant to the exemptions provided by Section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated by the Commission thereunder. The Units are also being offered under exemptions from registration or qualification under applicable state securities laws. The availability of those exemptions depends, among other things, on the financial condition and nature of the purchasers and manner of the Offering. Consequently, the Units will be offered *only* to persons or entities that are "accredited investors," as such term is defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

Accredited Investors

Regulation D defines an "accredited investor" to include:

- Any bank as defined in Section 3(a)(2) of the 1933 Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity;

- Any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

- Any insurance company as defined in Section 2(13) of the 1933 Act;

- Any investment company registered under the Investment Company act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

- Any Small Business Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

- Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

- Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

- Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

- Any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

- Any manager, executive officer, or general partner of the issuer of the securities being offered or sold, or any manager, executive officer, or general partner of a general partner of that issuer;

- Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

- Any natural person who had an investment income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

- Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the risks and merits of an investment in the Units; and

- Any entity in which all of the equity owners are accredited investors.

Additional Representations and Warranties

In order to ensure that a prospective investor satisfies certain minimum suitability requirements imposed by applicable federal and state securities laws, each prospective investor will be required to execute a Subscription Agreement and thereby make certain representations and warranties, including, but not limited to, that: (a) he is an accredited investor consistent with the criteria set forth above; (b) his financial condition is such that he is able to bear the risks related to holding the Units for an indefinite period of time, has adequate means to provide for his current financial needs and contingencies, and can risk the loss of his entire investment in the Units; (c) he has or his advisors have such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of purchasing the Units and making an informed investment decision with respect thereto; (d) he has read, understood and is familiar with this Memorandum and no representations or warranties have been made to him by the Company or any agent of the Company, other than as set forth in this Memorandum or in the Subscription Agreement, and such investor is not subscribing for Units as a result of any advertisement, article, notice or other communication; (e) the Company has made available all additional information which he has requested in connection with the transactions contemplated by the Subscription Agreement, and he has had the opportunity to ask questions and receive answers from the Company concerning the terms and conditions of the purchase of the Units; and (f) he is purchasing the Units solely for his own account for the purpose of investment and not with a view to distribution or for sale in connection with any distribution thereof, has no present intention or plan to effect any distribution of the Units, will not sell or otherwise transfer the Units without registration under the 1933 Act or an exemption therefrom, and understands that there is no obligation to register the Units.

The suitability standards referred to above represent minimum federal suitability requirements for prospective investors and the satisfaction of such standards by a prospective investor does not necessarily mean that the Units are a suitable investment for such prospective investor. Certain states require investors to meet higher suitability standards, which are set forth in the Subscription Agreement. The

Company may make or cause to be made such further inquiry and obtain such additional information, as they deem appropriate with regard to the suitability of prospective investors. The Company reserves the right to modify the suitability standards with respect to certain investors, in order to comply with any applicable state or local laws, rules or regulations or otherwise.

THE SUITABILITY STANDARDS DISCUSSED ABOVE REPRESENT MINIMUM SUITABILITY STANDARDS FOR PROSPECTIVE INVESTORS. EACH PROSPECTIVE INVESTOR SHOULD DETERMINE WHETHER THIS INVESTMENT IS APPROPRIATE FOR SUCH INVESTOR.

RISK FACTORS

The Units offered hereby are speculative and involve a high degree of risk. Accordingly, in analyzing an investment in the Units, prospective investors should carefully consider, along with the other matters referred to herein, the following risk factors. No investor should participate in this Offering unless such investor can afford a complete loss of his investment.

Limited Operating History; No Assurance of Significant Revenues or Operating Profit

Although the Company began operations 2006, it is just beginning to enter the marketplace for its products. The Company expects to incur substantial capital expenses related to the expansion of its marketing efforts and costs related to ongoing research and development activities, resulting in cash flow depletion and significant cash requirements for at least the next 12 months following the completion of this Offering. The Company's ability to achieve significant revenue and profitability is dependent on the successful technical execution of its contracts and successful expansion of its network over the coming months, of which there can be no assurance.

Need for Additional Capital

The Company's future capital requirements will depend on many factors, including cash flow from operations, continued progress in its research and development programs, competing technological and market developments and the Company's ability to market its services successfully. To the extent that the funds generated by this Offering are insufficient to fund the Company's activities, it will be necessary to raise additional funds through other equity or debt financing. No assurance can be given that the Company will be able to obtain additional funding on terms favorable to the Company, if at all. If adequate funds are not available, there would be a material adverse affect on the Company's ability to continue its operations.

No Assurance of Successful Market Penetration; Rapid Technology Change; Technological Obsolescence; Introduction of New Services

The Company has ongoing development programs to develop new services and further develop its existing expertise. If the Company is unsuccessful in developing future services, then the Company's sales and operations will be adversely affected. No assurance can be given that any of the Company's existing and future services will be successfully marketed or, if sold, will be successfully executed. The

Company's future success will depend in large part on the Company's ability to perform and keep pace with technological developments, achieve market acceptance and respond to customer requirements that are constantly evolving. Development by others of new or improved processes or technologies may make the Company's services obsolete or less competitive. The Company will be required to devote substantial efforts and financial resources to enhance its existing services and to develop new ones. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in development or service introduction could result in a loss of competitiveness or could materially and adversely affect the Company's operating results.

Restricted Transferability and Illiquidity of Investment

The Units offered hereby have not been registered under the 1933 Act, and their subsequent transfer will be restricted under federal and state securities laws.

No Assurance of Market Acceptance

The Company's success is dependent upon its ability to gain market acceptance of its services. This will depend upon its ability to demonstrate the advantages of its services over others offered by other companies. The failure of the Company to penetrate its target markets would have a material adverse effect upon its operations and prospects.

Competition

Many of the Company's competitors have greater market recognition and may have greater financial, technical, marketing and human resources than the Company. The Company's competitors can be expected to continue to improve the deployment and performance of their services and to introduce new services with competitive price-to-performance characteristics. Competitive pressures often necessitate price reduction that can adversely affect operating results. Although the Company believes that it presently has certain advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development and sales and marketing. No assurance can be given that the Company will have sufficient resources to continue to make such investment or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. No assurance can be given that the Company will be able to compete successfully against existing competitors or new entrants to the marketplace.

Broad Discretion in Application of Proceeds

A significant portion of the net proceeds of the Offering has been allocated to working capital and general operating expenses including debt reduction, sales and marketing and general administration expenses. The Company will have broad discretion regarding how and when the proceeds of this Offering allocated to working capital and general corporate purposes will be applied and will use a portion of such proceeds to pay salaries, including salaries of its executive officers.

Dependence on Qualified Personnel

The ability to attract and retain highly competent executives, professionals, sales personnel and other employees is critical to the ongoing success of the Company. The Company may encounter such problems in the future.

Arbitrary Offering Price; Illiquidity

The offering price of the Membership Units was established by the Company. The Membership Units offered hereby have not been registered under the 1933 Act or under any state securities laws. The Membership Units offered hereby must be acquired for investment purposes only and not with a view to distribution or resale, and may not be sold, transferred, made subject to a security interest, pledged, hypothecated or otherwise disposed of unless and until registered under the 1933 Act and the applicable state securities laws or unless and until evidence satisfactory to the Company that such registration is not required under such Act or state securities laws.

No Distributions

The Company has never made any cash distributions on its Membership Units. The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash distributions will be paid on the Units.

Certain Tax Consequences and Risks

The Company is not a tax shelter and no significant tax benefits are expected to be available to investors to offset income from non-Company sources.

Income Tax Treatment of the Company. The Company does not intend at this time to elect to be treated as a corporation. Unless such an election is made, the Company will be treated as a partnership for income tax purposes.

Income Taxation of Partnerships in General. A partnership is treated as a separate entity for income tax purposes. However, a partnership itself is not subject to income tax (although a limited liability company is subject to certain California taxes and fees). Instead, the income, gain, deduction and loss of a partnership are allocated to its members and reported to the members and the Internal Revenue Service on Forms K-1. Each member of the partnership is required to take the items allocated to that member by the partnership into account on the member's own income tax returns. The member must report such share of partnership income or gain and other items regardless of whether the partnership has made any distribution of cash or other property to the member. A distribution of money or property by a partnership to its members generally is not taxable, except to the extent the distribution of money exceeds the adjusted tax basis of the member's interest in the partnership. The adjusted tax basis of a partnership interest generally is the amount of cash and the adjusted tax basis of other property contributed by the member to the capital of the partnership, increased by the member's share of partnership income and gain, decreased by the amount of money and the basis of partnership property distributed to the member, and also decreased by the member's share of partnership deduction and loss. The sale of an interest in a partnership may result in the recognition of ordinary income and capital gain, ordinary income and capital loss, or ordinary loss and capital loss, depending on whether the assets of the partnership consist in whole or in part of cash basis accounts receivable, inventory items and certain other ordinary income-type assets and the fair market values of such assets and other assets of the partnership. Any such capital gain or loss may be long term or short-term depending not only upon whether the interest has been held for more than one year but also upon whether there have been any contributions to capital of the partnership during the one year period before the sale. The redemption or liquidation of a partnership interest by the partnership itself generally is treated for income tax purposes in a manner similar to the sale of a partnership interest, except that distributions in liquidation generally are treated first as a recovery of basis unless otherwise elected by the member whose interest is liquidated.

Passive and Portfolio Income and Loss Treatment. Income and losses allocated to investors by the Company generally will be treated as "passive" income and loss. Passive losses generally may be used only to offset passive income. In addition, income allocated to investors by the Company may in part be deemed "portfolio income" which, as a result of the passive loss limitation, may not be offset by passive losses of investors, whether consisting of losses allocated to investors by the Company or derived form other passive activities of investors.

Possible Taxation Without Receipt of Cash. The Company may not be able to make distributions or may not be able to do so lawfully. Therefore, it is possible that investors will be allocated taxable income or gain by the Company but not receive a corresponding distribution of cash sufficient to cover income tax liability as a result of the allocation.

Warrants. For federal income tax purposes, the Company may treat the issuance, exercise, lapse and maintenance of capital accounts of the Company with respect to Warrants in accordance with regulations proposed by the United States Treasury Department under Section 704(b) of the Internal Revenue Code in January 2003. However, temporary or final regulations, if and when adopted, may provide for different treatment than the proposed regulations.

Restricted Units The Company from time to time may issue Restricted Units to employees and other service providers and treat the transactions as issuance of "profits interests" within the meaning of Internal Revenue Service Revenue Procedures 2001-43 and 93-27, based upon the Company's determinations that the holders of such Restricted Units would receive no distribution if the Company's assets were sold at fair market value and then the proceeds were distributed in complete liquidation of the Company at the time or times the Restricted Units are issued. However, under current law the applicable tax treatment is unclear if in fact a particular recipient of a Restricted Unit would receive such a distribution (for example, because the fair market value is later found to be higher than determined by the Company). In such a case, the Internal Revenue Service might contend that taxable income or gain was recognized by both the recipient of the Restricted Unit and holders of other Units at the time such Restricted Unit was issued.

Possible Tax Filings in Multiple Jurisdictions. The Company may be required to file income tax returns in various state and local jurisdictions where the Company conducts business. As a consequence, investors may be required to file tax returns in such jurisdictions as a result of the allocation by the Company to investors of tax items treated as arising in such jurisdictions under applicable state and local tax laws and regulations. The Company has not undertaken to file group, composite or consolidated state and local tax returns on behalf of investors, and, even if the Company does undertake to do so, whether an investor can thereby satisfy such a tax return filing requirement will depend on the requirements of state and local rules and the individual circumstances of the investor.

The foregoing is a summary of certain significant federal income tax and possible state and local tax return filing matters relating to an investment in Units of the Company. This summary should not be interpreted as an exclusive list of tax matters, issues, risks or concerns involved in an investment in Units. Various other aspects of taxation not discussed, including state, local and foreign taxation and the alternative minimum tax, can have material effects that vary with an

investor's particular circumstances. Therefore, prospective investors are urged and expected to consult their own tax advisors as to all tax consequences of an investment in Units of the Company.

(The remainder of this page is intentionally left blank.)

CAPITALIZATION

The following table sets forth the pre-offering capitalization of the Company, and its capitalization as adjusted to give effect to the sale of the maximum of 100,000 units offered hereby and reflecting the net proceeds as described under the caption "Use of Proceeds".

W. Blazer Holdings, LLC Capitalization Table

	Initialization		Post Funding	
	Units	% Ownership	Units	% Ownership
UNITS Jason Matthews	500,000	100.00%	500,000	83%
Investors (this round)			100,000	17%
Total	500,000	100.00%	600,000	100.00%

USE OF PROCEEDS

Funding Information	Units	Each	Proceeds
Seeking sales of	100,000	$5	$500,000

Use Of Proceeds		
Gross Proceeds		$500,000
Less: Estimated Offering Expenses		$50,000
Legal and Accounting		$25,000
Net Proceeds:		$435,000
Approximate Application of Proceeds		
Debt Retirement		$75,000
Engineering		$50,000
Sales, Marketing		$135,000
General and Administrative		$75,000
Working Capital		$100,000
Total Funding Requirements		**$435,000**

SUMMARY SALES PROJECTIONS

YEAR	2016	2017	2018	2019	2020
Sales	3,500,000	7,500,000	18,550,000	32,320,000	46,150,000
Cost of Goods	2,275,000	4,875,000	12,057,500	21,008,000	29,997,500
Gross Profit:	1,225,000	2,625,000	6,492,500	11,312,000	16,152,500
Expenses					
SG&A	420,000	900,000	1,762,250	3,070,400	4,384,250
EBITDA	**805,000**	**2,535,000**	**4,730,250**	**8,241,600**	**11,768,250**

TAXATION

EACH PROSPECTIVE INVESTOR IS STRONGLY ENCOURAGED TO CONSULT WITH HIS OWN PROFESSIONAL ADVISOR IN ORDER TO FULLY UNDERSTAND THE FEDERAL, STATE AND LOCAL TAX IMPLICATIONS OF AN INVESTMENT IN UNITS THE COMPANY, AND THE TAX TREATMENT OF UNITS AS PROVIDED IN THE LLC AGREEMENT, INCLUDING, WITHOUT LIMITATION, AS SET FORTH IN <u>EXHIBIT B</u> AND <u>EXHIBIT C</u> THERETO. ACCORDINGLY, THE FOLLOWING GENERAL DISCUSSION IS NOT, AND DOES NOT PURPORT TO BE, INDIVIDUAL TAX ADVICE REGARDING AN INVESTMENT IN UNITS.

Overview

The Company is classified as a partnership for federal and, if applicable, state income tax purposes where federal classification determines state or local classification. If an entity is treated as a partnership for federal income tax purposes, the entity itself will not be subject to federal income tax. Instead, each member will be taxed on the member's allocable share of the entity's taxable income. Generally, the character of an item of income or loss will be the same for a member as it is for the Company. Each member of an the Company must take into account the member's distributive share of the Company's income and loss as determined by the LLC Agreement, unless the LLC Agreement does not provide for such allocations or such allocations under the LLC Agreement are not constructed to have "substantial economic effect," in which case such member's distributive share will be determined in accordance with the member's interest in the Company. In addition, income, gain, loss, and deductions with respect to contributed property must be allocated among the members to take account of any difference between the tax basis of the property and its fair market value at the time of contribution. A member will be entitled to deduct its share of the Company's tax losses to the extent of the member's tax basis in its interest in the Company subject to the "at risk" and "passive loss" limitations. Any loss in excess of such tax basis may be carried over indefinitely and deducted, subject to various limitations (including passive activity and at-risk rules), in any subsequent year in which the tax basis in such member's LLC interest is increased above zero.

Generally, no gain or loss is recognized to either the contributing member or the Company on a member's contribution of property to the Company. Similarly, no gain or loss is generally recognized by the Company or the distributee member on the distribution of property to such member, except to the extent that any money distributed exceeds the tax basis of such member's interest in the Company immediately before the distribution. On a sale of an interest, the selling member will recognize gain or loss based on the difference between the amount realized and the member's tax basis in its interest.

Tax Basis in LLC Interest

In general, the initial tax basis of a member who acquires an interest in the Company from the Company will be equal to the amount of money and the tax basis of any property that the member contributes to the Company in exchange for such interest.

Allocation of Profits and Losses

Each member of the Company must take into account the member's distributive share of all items of the Company's income, gain, loss, deduction, and credit for federal income tax purposes. In general, the LLC Agreement determines a member's distributive share of these items, unless the LLC Agreement does not provide for such allocations or such allocations under the LLC Agreement are not considered to have "substantial economic effect," in which case such member's distributive share of these items will be determined in accordance with its interest in the Company, taking into account all facts and circumstances.

At-Risk Rules

Section 465 of the Internal Revenue Code of 1986, as amended (the "IRC") provides that in the case of individuals and certain closely held C corporations, a loss from certain activities is allowable only to the extent the taxpayer is considered to be at-risk for such activity at the close of the taxable year. The at-risk rules apply to all activities engaged in by such a taxpayer in carrying on a trade or business or for the production of income.

A taxpayer is at-risk with respect to an activity to the extent of (1) the amount of money and the adjusted basis of other property contributed by the taxpayer to the activity, plus (2) amounts borrowed for use in the activity to the extent the taxpayer is personally liable for the repayment of such amounts, or has pledged property, other than property used in such activity, as security for the debt (to the extent of the net fair market value of the taxpayer's interest in such pledged property). Generally, a member will be at-risk for the amount of money and the tax basis of other property contributed to the Company by such member, plus amounts borrowed by the Company for which such member is either personally liable for the repayment thereof or has pledged property (other than its interest in the Company or assets owned by the Company) as security for the loan, to the extent of the fair market value of such pledged property. In addition, if a member is contractually obligated to make additional contributions to the Company, such member may be entitled to increase its at-risk amount by a portion of the Company liabilities, provided they are the types of liabilities that would increase the members at-risk amount if he or she were a general partner in a partnership.

The at-risk limitation is applied at the member level, not at the level of the Company. Thus, some members may be subject to the at-risk rules while others are not. Each member is required to determine the amount he or she has "at-risk" in the Company at the end of each taxable year. A member's share of profits will increase its amount at-risk, and such member's share of losses of the Company will decrease such member's amount at risk.

If a member's share of the Company's loss for a taxable year is less than the amount such member has at-risk at the end of such year, the deduction for such loss is not limited by the at risk rules. However, the member must then reduce the amount considered at-risk by the amount of the loss that has been deducted, and the reduced at-risk amount is carried over to the next taxable year.

If a member's share of the Company's loss for a taxable year is greater than the amount at-risk, the deduction in that year is limited to the amount at-risk at the end of the year, and the amount at-risk is reduced to zero. The member's share of the Company's loss that is not allowable as a deduction by reason of IRC Section 465 in any taxable year may be carried over and deducted in succeeding taxable years to the extent its at-risk basis has increased above zero.

When a member's at-risk basis is reduced below zero at the end of any taxable year (for example, by distributions to such member), the member will recognize income to the extent the at-risk basis is reduced below zero. This recapture income, however, is limited to the excess of the losses previously allowed to such member over any amounts previously recaptured, and will be treated as a deduction allocable to the activity for the first succeeding taxable year.

The at-risk limitation does not affect the tax basis of a member's interest or the amount of gain or loss realized by a member; it merely limits the amount of loss that may be deducted by a member in a particular year.

Passive Activity Rules

Individuals, estates, trusts, closely held C corporations, and personal service corporations are subject to the "passive activity" rules of IRC Section 469, which generally prohibit those taxpayers from using losses from "passive" activities to offset non-passive income. A passive activity loss is the amount by which a taxpayer's passive activity deductions for the taxable year exceed his or her passive activity gross income for the year. A passive activity generally is (1) any activity that involves the conduct of a trade or business and in which the taxpayer does not materially participate, and (2) any rental activity, regardless of the extent to which the taxpayer participates, except for interests in rental real estate owned by certain real estate operators. In addition, an individual who "actively" participates in a rental real estate activity of which he or she owns at least a 10 percent interest may use up to $25,000 of passive losses per year to offset non-passive income; however, this amount is reduced by 50 percent of the taxpayer's adjusted gross income in excess of $100,000.

In applying the passive loss rules, a taxpayer's income and losses are separated into three categories or baskets: (1) passive income; (2) portfolio income (*e.g.*, interest, dividends, and certain royalties); and (3) active income (*e.g.*, salary and wages). Losses from passive activities are allowed to the extent of the taxpayer's passive income, and they cannot be used to offset either portfolio income or active income. Credits arising with respect to passive activities may be used to offset tax attributable to net passive income. Disallowed passive losses and credits are carried over and may be used to offset future passive income, if any. Upon the fully taxable disposition of the taxpayer's entire interest in a passive activity, all suspended losses (but not credits) attributable to that activity can be used without regard to the passive loss limitation.